UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Active Power, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00504W308

(CUSIP Number)

Kinderhook, LP
2 Executive Drive, Suite 585
Fort Lee, New Jersey 07024

Attention: Tushar Shah

(201) 461-0955

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) PN

 *      Consists of 3,526,597 shares of common stock, par value $0.001 per share (the "Common Stock"), of Active Power, Inc., a Delaware corporation (the "Issuer"), held of record by Kinderhook, LP, a Delaware limited partnership ("Kinderhook"). Based on 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 30,000 shares of Common Stock and 30,000 restricted stock units, which vest in three equal annual installments commencing June 5, 2013.

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) OO

 *     Consists of 3,526,597 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 30,000 shares of Common Stock and 30,000 restricted stock units, which vest in three equal annual installments commencing June 5, 2013.

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IA

 *     Consists of 3,526,597 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 30,000 shares of Common Stock and 30,000 restricted stock units, which vest in three equal annual installments commencing June 5, 2013.

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen J. Clearman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IN, HC

 *     Consists of 3,526,597 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 30,000 shares of Common Stock and 30,000 restricted stock units, which vest in three equal annual installments commencing June 5, 2013.

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tushar Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IN, HC

 *     Consists of 3,526,597 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 30,000 shares of Common Stock and 30,000 restricted stock units, which vest in three equal annual installments commencing June 5, 2013.

This Amendment No. 2 to Schedule 13D amends and supplements the Statements on Schedule 13D filed on June 12, 2012 and March 16, 2012 (together with this Amendment No. 2, the “Schedule 13D”), filed with respect to the Common Stock of Active Power, Inc., a Delaware corporation (the “Issuer”).

Item 5 is hereby amended and supplemented by replacing the entire response to Item 5 and inserting the following:

Item 5.	Interest in Securities of the Issuer
	(a), (b)	According to the Issuer’s Schedule 14A filed on November 19, 2012 there were 95,553,066 shares of common stock issued and outstanding as of November 12, 2012. After giving effect to the five-for-one reverse stock split that was effected on December 21, 2012 by the Issuer, the Reporting Persons have reason to believe that there are 19,110,613 shares of Common Stock issued and outstanding as of November 12, 2012. Based on the number of shares of Common Stock outstanding as of November 12, 2012, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
The Partnership reports beneficial ownership of 3,526,597 shares of Common Stock, representing 18.5% of the Common Stock outstanding. The Partnership has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,526,597 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,526,597 shares of Common Stock. The Partnership specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.
The General Partner reports beneficial ownership of 3,526,597 shares of Common Stock, representing 18.5% of the Common Stock outstanding. The General Partner has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,526,597 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,526,597 shares of Common Stock. The General Partner specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.
The Advisor reports beneficial ownership of 3,526,597 shares of Common Stock, representing 18.5% of the Common Stock outstanding. The Advisor has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,526,597 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,526,597 shares of Common Stock. The Advisor specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.
Mr. Shah may be deemed to have beneficial ownership of 3,526,597 shares of Common Stock, representing 18.5% of the Common Stock outstanding. Mr. Shah has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 3,526,597 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 3,526,597 shares of Common Stock. Mr. Shah specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein.
Mr. Clearman may be deemed to have beneficial ownership of 3,526,597 shares of Common Stock, representing 18.5% of the Common Stock outstanding. Mr. Clearman does not have the sole power to vote or direct the vote of these 3,526,597 shares of Common Stock, but has the shared power to vote or direct the vote of such shares. Mr. Clearman does not have the sole power to dispose or direct the disposition of the 3,526,597 shares of Common Stock, but has the shared power to dispose or direct the disposition of such shares. Mr. Clearman specifically disclaims beneficial ownership in the 3,526,597 shares of Common Stock reported herein except to the extent of his pecuniary interest therein.

On June 5, 2012, in connection with his election to the Issuer’s Board of Directors, the Issuer granted Mr. Clearman an option to purchase 30,000 shares of Common Stock and 30,000 restricted stock units. The restricted stock units vest in three equal annual installments commencing June 5, 2013. The option has an exercise price of $0.78 per share and vests in three equal annual installments commencing June 5, 2013. Mr. Clearman has the sole power to vote and dispose of, and the sole power to direct the vote and disposition of, the shares of Common Stock issuable upon exercise of the option. Pursuant to Mr. Clearman’s arrangement with the Advisor with respect to director compensation, the proceeds from the sale of the shares underlying the restricted stock units and option are expected to be remitted to the Advisor. Accordingly, Mr. Clearman disclaims beneficial ownership of such securities.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1	Joint Acquisition Statement dated as of March 15, 2012 (incorporated by reference to Exhibit 1 of Schedule 13D filed on March 16, 2012).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINDERHOOK, LP By: KINDERHOOK GP, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	January 3, 2013

KINDERHOOK GP, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	January 3, 2013

KINDERHOOK PARTNERS, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	January 3, 2013

/s/ Stephen J. Clearman
Name:	Stephen J. Clearman
Date:	January 3, 2013

/s/ Tushar Shah
Name:	Tushar Shah
Date:	January 3, 2013